Exhibit 99.6

NFT LTD Announces Pricing of US$2.0 Million Public Offering

Hong Kong, August 21, 2026 — NFT Ltd. (NYSE American: MI) ("Company" or "NFT", formerly known as Takung Art Co., Ltd.), as an emerging online trading platform operator of international art and collectibles, today announced the pricing of its registered offering of 437,957 units (each, a “Unit”), on a best efforts basis, at an offering price of US$4.60 per Unit (the “Offering”).

Each Unit consists of one Class A Ordinary Share (“Ordinary Share”) of the Company (or one pre-funded warrant to purchase one Ordinary Share in lieu thereof) (“Pre-Funded Warrant”), with a par value of US$0.04 per share, and one Common Warrant to purchase one Class A Ordinary Share of the Company (the “Common Warrant”). Each Unit consisting of a Pre-Funded Warrant in lieu of an Ordinary Share and a Common Warrant is referred to herein as a “Pre-Funded Unit.” The public offering price per Pre-Funded Unit is $4.56, which is equal to the public offering price per Unit to be sold in the Offering, minus the $0.04 exercise price per Pre-Funded Warrant. The aggregate gross proceeds from the Offering are expected to be approximately US$2.0 million, prior to deducting placement agent fees, legal fees, administrative and other offering-related expenses.

Each Common Warrant will be immediately exercisable upon issuance at an initial exercise price of US$4.60, which is equal to the public offering price per Unit. The warrant exercise price is subject to customary anti-dilution adjustments in connection with share splits, share combinations, dividend distributions, subsequent equity sale and other corporate restructurings. The Common Warrants will expire on the fifth anniversary of the issuance date.

The closing of the Offering is currently expected to take place on August 24, 2026, subject to the satisfaction of customary closing conditions set forth in the Securities Purchase Agreements dated August 21, 2026 by and between the Company and the purchasers signatory thereto, and related transaction documents. The Company intends to use the net proceeds from the Offering for working capital requirements and other general corporate purposes.

Maxim Group LLC is acting as the sole placement agent for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the Company, and Pryor Cashman LLP is acting as U.S. securities counsel to the placement agent, in connection with the Offering.

The Company’s Registration Statement on Form F-1 (File No. 333-298398) was filed with the U.S. Securities and Exchange Commission (SEC) and declared effective on August 21, 2026. The Offering is being made exclusively by means of a prospectus contained within the effective F-1 registration statement, copies of which may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. Copies of the registration statement can be accessed through the SEC website at www.sec.gov.

This press release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. No offering, sale or solicitation shall be permitted in any jurisdiction where such offering or sale would be unlawful prior to registration, exemption or qualification under the local securities laws of such jurisdiction.

About NFT Limited

NFT Limited (formerly known as Takung Art Co Ltd.) operates an online electronic platform (www.nftoeo.com) for offering and trading of digital artwork. Through its platform, the Company allows artists/art dealers/owners to access a much bigger art trading market where they can engage with a wide range of investors. We also provide NFT consulting with respect to the strategic utilization of blockchain technology and NFT launch. Given our goal to create multiple potential revenue streams and continue to diverse the business model, we are also exploring NFT gaming business including sales of in-game characters NFTs and sales of membership packs.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to substantial risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied, including without limitation: the Company’s ability to complete the Offering in accordance with the expected timeline and terms; satisfaction of closing conditions; the planned use and actual deployment of net proceeds; adverse changes in global market conditions and capital market sentiment; risks relating to the Company’s business strategy adjustment and asset optimization; the ability to maintain the Company’s Nasdaq listing status; changes in industry policies and regulatory rules; future capital financing needs; and other risk factors disclosed in the Company’s periodic filings and subsequent submissions with the SEC, including its Annual Report on Form 20-F. All forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable law.

Contact:

Investor Relations

IR@nft-limited.com